EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,					Twelve Months Ended March 31,	Three Months Ended March 31,
In thousands, except share data	2015	2014	2013	2012	2011	2016	2016
Fixed Charges, as defined:
Interest on Long-Term Debt	$37,918	$40,066	$40,825	$39,175	$37,515	$37,060	$8,571
Other Interest	3,173	2,718	2,709	2,314	2,976	3,313	856
Amortization of Debt Discount and Expense	1,760	1,963	1,877	1,848	1,729	1,738	411
Interest Portion of Rentals	1,976	2,302	1,910	1,864	2,213	1,940	465
Total Fixed Charges, as defined	44,827	47,049	47,321	45,201	44,433	44,051	10,303
Earnings, as defined:
Net Income	53,703	58,692	60,538	58,779	63,044	61,858	36,641
Taxes on Income	35,753	41,643	41,705	43,403	42,825	42,056	25,386
Fixed Charges, as above	44,827	47,049	47,321	45,201	44,433	44,051	10,303
Total Earnings, as defined	$134,283	$147,384	$149,564	$147,383	$150,302	$147,965	$72,330
Ratios of Earnings to Fixed Charges	3.00	3.13	3.16	3.26	3.38	3.36	7.02